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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                                Lear Corporation
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                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)


                                    521865105
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                                 (CUSIP Number)


                              Mr. Richard S. Pzena
                        Pzena Investment Management, LLC
                          120 West 45th Street, 20th FL
                               New York, NY 10036
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)


                                 March 29, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to Report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO.  521865105              SCHEDULE 13G                 PAGE 2 OF 6 PAGES
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Pzena Investment Management, LLC (I.R.S. Number 13-3860154)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

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               7    SOLE VOTING POWER

  NUMBER OF
                    8,661,184
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,625,079
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     10,625,079
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.78%
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14   TYPE OF REPORTING PERSON*


     IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Lear Corporation, a Delaware corporation, the principal executive office of which is located at 21557 Telegraph Road, Southfield, MI 48034. The Common Stock is traded on the New York Stock Exchange.


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ITEM 2.  IDENTITY AND BACKGROUND.

(a)   Name. Pzena Investment Management, LLC ("PIM").
            Richard S. Pzena is PIM's CEO and a Managing Principal.
            --------------------------------------------------------------------

(b)  Business Address.    120 West 45th Street, 20th Fl, New York, NY 10036
                      ----------------------------------------------------------

(c) Principal Occupation. PIM is a registered investment adviser under the Investment Advisers Act of 1940. PIM has the power and authority to make decisions to buy and sell securities on behalf of its clients.

(d) During the last five years, neither PIM nor Mr. Pzena has been convicted in any criminal proceedings.

(e) During the last five years, neither PIM nor Mr. Pzena has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) PIM is a limited liability company organized under the laws of the State of Delaware.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

PIM has purchased 10,625,079 shares of Common Stock on behalf of its clients. The fair market value of the shares is $180,095,089. Funds for these purchases were derived from PIM clients.


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ITEM 4.  PURPOSE OF TRANSACTION.

PIM purchased the shares of Common Stock of the Company on behalf of PIM clients for investment purposes. Depending on PIM's assessment of future developments, PIM may acquire additional securities on behalf of PIM clients or may determine to sell or otherwise dispose of all or some holdings in the Common Stock.

As a result of PIM's expression of interest in assisting the Company in evaluating financial and business alternatives, PIM has entered into discussions with the Company regarding its capitalization and liquidity options.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                                             NUMBER             PERCENTAGE OF
          REPORTING PERSON                 OF SHARES                SHARES
          ----------------                 ---------            -------------
(a)  Pzena Investment Management, LLC      10,625,079               15.78%
                                      ------------------------------------------

(b) PIM currently exercises voting authority over shares of Common Stock in the accounts of PIM clients that have delegated proxy voting authority to PIM. Such voting authority may be withdrawn by PIM clients at any time.

Sole Power to vote or direct the vote:

Pzena Investment Management, LLC        8,661,184
                                 -----------------------------------------------
Shared Power to vote or direct the vote:

Pzena Investment Management, LLC           0
                                 -----------------------------------------------
Sole Power to dispose or to direct the disposition:

Pzena Investment Management, LLC        10,625,079
                                 -----------------------------------------------
Shared Power to dispose or to direct the disposition:

Pzena Investment Management, LLC                        0
                                ------------------------------------------------

(c) The following table sets forth the Reporting Person transactions in the shares of the Common Stock during the last 60 days:

                        Pzena Investment Management, LLC
                     -------------------------------------

All transactions listed in the schedule below were done at PIM's discretion for PIM's clients.

                  NUMBER OF              AVERAGE               TRANSACTION
DATE             SHARES PRICE           PER SHARE               EFFECTED

2/01/06                 950               25.12            Open Market Purchase
2/16/06              65,825               22.25            Open Market Sale
2/17/06              19,375               22.52            Open Market Sale
2/21/06              47,025               22.82            Open Market Sale
2/23/06              21,075               22.00            Open Market Sale
2/27/06               2,475               21.27            Open Market Sale
3/02/06               1,450               19.36            Open Market Sale
3/09/06                 700               18.28            Open Market Sale
3/17/06              25,475               16.60            Open Market Sale
3/17/06             25, 475               16.73            Open Market Purchase
3/22/06               4,475               18.10            Open Market Sale
3/22/06              51,800               18.08            Open Market Sale
3/23/06                 725               17.31            Open Market Sale
3/27/06               2,300               17.10            Open Market Sale

(d) PIM, an investment advisor registered under the Investment Advisors Act of 1940, pursuant to investment advisory contracts with its clients has dispositive power over the shares of the Common Stock in the PIM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of the Common Stock.

(e)  Not Applicable


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

None


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

                                                    March 29, 2006
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                                                         (Date)


                                         /s/ Richard S. Pzena, CEO
                                        ----------------------------------------
                                                       (Signature)


                                        Richard S. Pzena, CEO
                                        ----------------------------------------
                                                     (Name/Title)



  Attention. Intentional misstatements or omissions of fact constitute federal
                   Criminal violations (see 18 U.S.C. 1001).